UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

November 10, 2026

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 2, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-1570482
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1 World Trade Center, 57th Floor

New York, New York 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares of each series

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On November 10, 2026, Masterworks Gallery, LLC, as agent for Series 402 (“Series 402”) of Masterworks Vault 2, LLC, a Delaware limited liability company (the “Company”), and the 402 Segregated Portfolio of Masterworks Cayman, SPC, approved an offer to purchase the sole artwork owned by Series 402, created by Yoshitomo Nara (the “Artwork”), that was presented by an unaffiliated gallery (the “Consignee”) acting as exclusive selling agent of the Artwork pursuant to a Consignment Agreement dated October 8, 2026, as amended and restated with respect to the Artwork by an Amended Consignment Agreement dated November 10, 2026 (together, the “Consignment Agreement”). The sale is documented by an invoice dated November 10, 2026, issued by Masterworks Gallery, LLC to the Consignee and countersigned by the Consignee (the “Invoice”). Copies of the Invoice and the Amended Consignment Agreement are attached to this Form 1-U as Exhibit 6.1.

Pursuant to the Consignment Agreement, the Consignee was appointed as the exclusive selling agent of the Artwork through December 15, 2026, provided that the Company receives a minimum net proceeds amount in connection with any sale, and any offer to purchase the Artwork was subject to the Company’s written approval in its sole discretion. The minimum net proceeds amount, along with any commission arrangements, were determined based on arm’s length negotiations among the parties. The Artwork has been held in the Consignee’s custody throughout the consignment period.

The Consignee has advised the Company that it has agreed to sell the Artwork to an undisclosed buyer (the “Buyer”) for $2,450,000 (net of fees and commissions) (the “Sale Price”), and the Company has approved the sale in accordance with the terms and conditions of the Invoice and the Consignment Agreement. As of the date of this report, the sale has not closed and the Company has not received any portion of the Sale Price.

The Consignee is selling the Artwork in its own name. The Company is not a party to any agreement with the Buyer and has no right to enforce the sale against the Buyer. The Company has not been provided with the terms of the Consignee’s arrangement with the Buyer and does not know whether the Buyer’s obligation to complete the purchase is subject to any conditions. Under the Consignment Agreement, the Buyer may be given up to thirty (30) calendar days from receipt of the Consignee’s invoice to pay the purchase price, the Consignee is required to remit the Sale Price to the Company within five (5) business days of receiving the purchase price in full, and the Consignee is not liable to the Company if the Buyer fails to pay. The Consignee has agreed not to release the Artwork to the Buyer until it has received the purchase price in full, and title to the Artwork will pass to the Buyer only if and after the Company receives the full Sale Price. There can be no assurance that the Buyer will pay the purchase price or that the sale will be completed on the terms described in this report or at all.

Upon the consummation of the above transaction and in accordance with the Company’s Second Amended and Restated Operating Agreement, Series 402 will use the proceeds of the sale of the Artwork to pay or provide for payment of Series 402’s liabilities, costs and expenses and will distribute the remaining proceeds of the liquidation of the assets to Series 402’s shareholders of record, after which Series 402 will wind up operations and dissolve. The Company intends to file a further Current Report on Form 1-U if and when the sale is completed, which will describe the distribution to Series 402’s shareholders.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit
6.1	Invoice dated November 10, 2026 and Amended Consignment Agreement dated November 10, 2026*

*Certain confidential portions (indicated by brackets and asterisks) of this exhibit have been omitted from this exhibit

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 2, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel
Date:	November 12, 2026